UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000—29077

CUSIP NUMBER

87889Q 105

(Check One) Form 10-K [   ]  Form 20-F [   ]  Form 11-K  [   ]  Form 10-Q [X]  Form N-SAR [   ]

For Period Ended:  March 31, 2003

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For Transition Period Ended: ___________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant:  Teda Travel Incorporated

Former Name if Applicable:  Gaige Financial Group, Inc.

Suite 1801, Chinachem Johnston Plaza, 178 Johnston Road

Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong

City, State and Zip Code

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PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b, the following should be completed.  (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.   (Attach Extra Sheets if Needed)

Teda Travel Incorporated (the “Registrant”), was not, without unreasonable effort or expense, able to complete its Form 10-QSB for the fiscal quarter ended March 31, 2003, by the close of business on May 15, 2003. Because of various precautionary measures implemented by the Chinese government in response to SARS, including travel embargos, as well as management’s time commitment to the Registrant’s business, completion of the normal process in connection with the preparation of the Form 10-QSB could not be achieved before the filing deadline

PART IV OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Godfrey Hui Chin Tong                                                   (011) (852)                                2833-2186

(Name                                                                              (Area Code)                      (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X]  Yes   [   ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[X]

Yes

[   ]

No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Extra Sheet No. 1

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               Teda Travel Incorporated

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

May 15, 2003

By :

/s/ Godfrey Hui Chin Tong

Godfrey Hui Chin Tong, Managing Director

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Attached Extra Sheet No. 1

Explanation for Item 3, Part IV – Subject to completion of a final audit, and without giving effect to net income from its joint venture operations, the Registrant currently expects to report net income of approximately $30,000 for the fiscal quarter ended March 31, 2003, as compared to a net loss of $0 for the fiscal quarter ended March 31, 2002.  The increase in net income is entirely attributed to the Registrant’s acquisition of the operating business on May 1, 2002, and the operation of that business through March 31, 2003.

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